UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2011 (Report No. 4)

Commission File Number: 0-28724

ORCKIT COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

126 Yigal Allon Street, Tel-Aviv 67443, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):N/A

This Report on Form 6-K is hereby incorporated by reference into (i) the Registration Statements on Form F-3, Registration Nos. 333-160443, 333-164822, 333-165753, 333-166203 and 333-171438 of Orckit Communications Ltd. (the "Company"), and (ii) the Company’s Registration Statements on Form S-8, Registration Nos. 333-05670, 333-08824, 333-12178, 333-131991 and 333-164090.

CONTENTS

In anticipation of a meeting to be held in Tel Aviv, Israel on Monday, December 19, 2011 between the Company and the holders of its Series A and Series B convertible notes, at which the Company plans to disclose previously non-public information about its business and finances, the Company hereby discloses such information so that it becomes public information.

BUSINESS UPDATE

Introduction

The Company is involved in sales processes to sell its products to telecommunication companies located in various countries around the world.  Before telecommunication companies can purchase the Company's products, the products undergo a lengthy approval process. Evaluations of the Company's technology and design of modifications of products required to meet customers’ requirements take many months up to years prior to commercial selection.

Tier 1 telecommunications companies typically do not work directly with small equipment providers like the Company. To overcome this hurdle, the Company's strategy is to convince potential Tier 1 customers of the significant advantages of the Company's technology. This requires the Company to invest in product trials and the development of features and specifications required by potential customers. Once a potential Tier 1 customer is convinced of the advantages of the Company's product line, it may recommend that its major incumbent equipment suppliers integrate the Company's products into the overall technology solution to be purchased by the potential customer.

Three Potential Customers Located in India

India is the country in which the Company's involvement in sales processes with potential Tier 1 customers is in the most advanced stages.  Set forth below is the status of the Company's sales process with respect to each of three potential Tier 1 customers in India.  While the Company made significant progress over the last year in that regard, there is no assurance that the Company will be awarded even one of these projects.  If the Company is awarded any of these projects, it is expected that it will first begin to receive purchase orders in the second half of 2012.  The Company believes that the aggregate annual budget of these three telecommunication providers for legacy SDH technology (which is to be replaced by converged technology such as the Company's) was more than $150 million.  Annual purchases by each telecommunication provider are typically allocated between two suppliers.

Indian Telecommunication Provider 1

The Company is in process of seeking potential sales to this company through two channels:

1)	A local Indian telecom supplier.
The Company has signed an agreement with a local telecom supplier, which has submitted a proposal that includes the Company's products for a project of a Tier 1 telecommunication provider in India. The Company believes that there is a good chance that an agreement between the local telecom supplier and the potential customer will be signed in early 2012.

2)	A global original equipment manufacturer, or OEM, channel.
The global OEM has an agreement with the potential customer and is currently conducting a due diligence review with respect to the Company as part of considering to include the Company's product line in the portfolio to be supplied to the telecommunication provider. If an agreement is signed between the global OEM company and the Company, it is not expected to occur before the end of March 2012.

Indian Telecommunication Provider 2

The Company has signed an agreement with another global OEM channel that submitted a proposal that includes the Company's products for a project of a second Tier 1 telecommunication provider in India.  This provider is expected to select the suppliers for this project in early 2012.

Indian Telecommunication Provider 3

The Company has signed an agreement with a local Indian telecom supplier (the same as for Indian telecommunication provider 1), which submitted a proposal that includes the Company's products for a project of a third Tier 1 telecommunication provider in India.  The provider is expected to select the suppliers of the project by mid 2012.

Existing Indian Customer - BSNL

BSNL is a government owned telecommunication provider in India and has close to 100 million subscribers. The Company won a tender published by BSNL through two OEM channels -- Alphion/ITI and a global OEM channel. To date, the Company has shipped products to, and recognized approximately $8.7 million of revenues from, BSNL.  The Company expected to receive a follow-on order from BSNL in an amount of approximately $7.5 million in the third quarter of 2011. However, the follow-on order was delayed because BSNL received an anonymous letter complaining, among other things, that the tender for selecting the Company was issued several years ago and therefore the Company's prices should be lowered.  As a governmental company, BSNL is subject to strict oversight and regulations that are sometimes used by equipment providers in India to compete with competitors. The last of these complaints was cleared by a governmental committee on December 12, 2011, after the Company agreed to lower its price proposal.  This purchase order is expected to be issued to the Company in the first quarter of 2012. There is no assurance that the Company will receive this purchase order.

Existing Japanese Customer – KDDI

The Company supplied to KDDI more than 2,000 units of its CM100 network element, primarily in 2005.  These network elements were designed in the early 2000s and have limited bandwidth capacity.  In Japan, installation and provisioning costs are significantly higher compared to such costs in other countries and, in some cases, can approach the cost of the products themselves. The Company's new technology is expected to enable KDDI to upgrade the old network elements to carrying the anticipated traffic during the next ten years with a significant savings in installation costs.  The Company is currently in discussions with KDDI regarding this proposed upgrade plan. The Company believes that if KDDI decides to undertake the upgrade project, it will commence at the beginning of KDDI's next fiscal year (April 2012). This upgrade is expected to generate up to $200 million in sales over the life cycle of the network. There is no assurance that the Company will be awarded this project.

FINANCIAL INFORMATION

As of December 6, 2011, the Company had cash, cash equivalents and securities in amount of approximately $24.5 million.  This amount included approximately $1.4 million of securities that are not traded in an active market. The valuation of the non-traded securities is provided by a third party certified by the Israeli Ministry of Finance to provide such valuations and is based on observable factors, including interest rate curves and publicly available discount rates.

RISK FACTORS

Certain matters discussed in this report are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the risk that the Company will not be selected for some or all of the projects discussed in this report, that there will be delays in selecting the suppliers or in issuing purchase orders related to such projects, that the Company will be unable to manufacture and deliver products ordered satisfactorily and on a timely basis, that the Company will not have sufficient funds to continue its operations at the level required to develop and market its product lines or at all, that the Company will be required to redeem all or a significant portion of its series A notes in March 2012, that the Company will be unable to raise additional funds as and when required on reasonable terms or at all, and the risk factors detailed in the Company's U.S. Securities and Exchange Commission filings, including but not limited to, those included in its annual report on Form 20-F filed on June 29, 2011. Actual results may materially differ from those set forth in this report. The Company assumes no obligation to update the information in this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                         ORCKIT COMMUNICATIONS LTD.

Date: December 19, 2011                                                                By: /s/ Izhak Tamir
         Izhak Tamir
         President